September 5, 2012

Via EDGAR Filing

H. Roger Schwall

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Energen Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 27, 2012

File No. 001-07810

Comment Letter Dated August 29, 2012

Dear Mr. Schwall:

We confirm receipt of your letter to our Chief Executive Officer, James McManus, dated, August 29, 2012. We plan to respond to the above-referenced letter by October 5, 2012.

Respectfully,

/s/ J. David Woodruff

J. David Woodruff

General Counsel and Secretary

cc:	Amy McIntyre

Kevin Dougherty via Email